RANBAXY

HEAD OFFICE :25, NEHRU PLACE, NEW DELHI - 110 019, PHONE: 6452666 FAX:(91-11) 6465748

SEC:SE
10th September, 2002

BY AIR MAIL

Securities & Exchange Commissio
Division of Corporate Finan
Office of International, Corp
450, Fifth Street, N.W.
WASHINGTON, D.C.2054

02055003

Dear Sir,

SUB: I) **Distribution Schedule as on 28.06.2002**
ii) **Annual Return as on 28.06.2002**
iii) **Listing Application**
iv) **Form No.2-Return of Allotment**

RE: **123g3-2(b) EXEPTION-FILE 82-3821**

Enclosed please find the copies of the following documents:

1.	Distribution of Schedule as on 28.06.2002	:	Filed with Stock Exchanges
2.	Annual Report for the year 2001	:	Filed with Registrar of Companies.
3.	Annual Return as on 28.06.2002	:	Filed with Registrar of Companies.
4.	Form No.2-Return of Allotment	:	Filed with Registrar of Companies.

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

(S.K.PATAWARI)
COMPANY SECRETARY

Encl: As above

dlw 9/25

RANBAXY

25, NEHRU PLACE, NEW DELHI - 110 019, PHONE: 6452666 FAX:(91-11) 6465748

HEAD OFFICE

SEC/LIST/
15th July, 2002

THROUGH COURIER

The General Manager,
The Ludhiana Stock Exchange Assn.Ltd.
Feroze Gandhi Market,
Ludhiana (Punjab)

The Dy.General Manager,
Mumbai Stock Exchange,
Corporate Relationship Department,
1st Floor, New Trading Ring,
Rotunda Building, P.J.Towers,
Dalal Street, Fort,
Mumbai-400 001

The Secretary,
Delhi Stock Exchange Assn.Ltd.
DES House, 3/1, Asaf Ali Road,
New Delhi-110 002

The Sr.General Manager (CS),
The Stock Exchange, Ahmedabad,
Kamdhenu Complex, Opp.
Sahajanand College, Pinjarapole,
Ahmedabad-380 015

The Director Corp.Affairs & Secretary,
The Calcutta Stock Exchange Assn.Ltd.,
7, Lyons Range,
Calcutta-700 001

The Asstt. Vice-President,
Capital Market (Listing),
National Stock Exchange of India Ltd.,
Exchange Plaza, 5th Floor,
Plot No.C/1,G Block,
Bandra- Kurla Complex,
Bandra (E), Mumbai-400 051

Dear Sir,

SUB: DISTRIBUTION SCHEDULE AS ON 28.06.2002

We are enclosing herewith the following documents :

1. Distribution Schedule as on 28.06.2002 in quadruplicate.
2. Auditors' certificate on compliance with the conditions of corporate governance under clause 49 of the listing agreements.

We hope you will find the same in order.

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

(S.K.PATAWARI)
COMPANY SECRETARY

Encl. As above

DISTRIBUTION SCHEDULE

(To be made out for each class of security)

RANBAXY LABORATORIES LIMITED

(Name of Company)

Distribution of EQUITY SHARES as on 28.06.2002
(Kind of Security)

Total nominal value of Rs.1158954780 Nominal Value of each shares Rs.10/-

Total number of shares 115895478 Paid up value of per share Rs.10/-

Distinctive No(s) 1 To 115895478

TABLE I

DISTRIBUTION OF HOLDINGS

Shareholding nominal Rs.	Number	% to Total	In Rs.	% to Total
(1)	(2)	(3)	(4)	(5)
Upto - 5,000	80410	99.15	199425730	17.21
5,001 - 10,000	288	0.36	20064910	1.73
10,001 - 20,000	126	0.16	18357310	1.58
20,001 - 30,000	55	0.07	13466570	1.16
30,001 - 40,000	36	0.04	12808810	1.11
40,001 - 50,000	23	0.03	10375130	0.90
50,001 - 1,00,000	54	0.07	39666150	3.42
1,00,001 - and above	110	0.14	844533840	72.87
NSDL pool a/c			256330	0.02
TOTAL	81102	100.00	1158954780	100.00

TABLE II

NAME OF SHAREHOLDERS AND SHARES HELD BY THE FOLLOWING. Viz.

		Name of shareholders	No of shares	% to Total No of shares
		(1)	(2)	(3)
a) Foreign Holdings	(i)	Foreign Collaborators	-	-
	(ii)	Foreign Financial Institutions	24265164	20.94
	(iii)	Foreign Nationals	-	-
	(iv)	Non-resident Indians (Persons holding Indian Passport staying abroad and persons of Indian Origin staying abroad).	1556583	1.34
	(v)	The Bank of New York	9184910	7.93
	(vi)	Non-domestic Companies	304270	0.26
		TOTAL	35310927	30.47
b) Govt./Govt. Sponsored Financial Institutions	(i)	Life Insurance Corpn. Of India	6871305	5.93
	(ii)	Unit Trust of India	3373426	2.91
	(iii)	Industrial Finance Corpn. Of India	-	-
	(iv)	Industrial Dev.Bank of India		
	(v)	Industrial Credit & Investment Corp. of India	15000	0.01
	(vi)	General Insurance Corpn. Of India and its subsidiaries	4504778	3.89
	(vii)	Nationalised Bank	169163	0.15
	(viii)	Government Companies	-	-
	(ix)	Central government	-	-
	(x)	State Government	-	-
	(xi)	State Financial Corporations	-	-
	(xii)	Foreign Banks	41159	0.04
	(xiii)	Mutual Fund	3279030	2.83
		TOTAL	18253861	15.76
c) Bodies Corporate (not covered under (a) and (b))	(i)	Holding Company	-	-
	(ii)	Subsidiary Companies	-	-
	(iii)	Other bodies corporate	1172399	1.01
		TOTAL	1172399	1.01
Directors and their relatives (as defined in Sec.6 of the Companies Act,1956			177408	0.15

(e) Other top 50 shareholders (Other than those listed above.)	1. G.K.Ramamurthy	670950	0.58
	2 V.Shanker	589498	0.51
	3 Hitesh S.Mehta	492198	0.42
	4 Shivanand S Manekekar	157450	0.13
	5 Chitra S	132447	0.11
	6 Sukhbir Singh Dhupia	132216	0.11
	7 Laxmi S.Manekar	93135	0.08
	8 Lalitha Ramamurthy	90861	0.08
	9 Chandrakanta Agrawal	63106	0.05
	10 Satyajit Singh	54636	0.05
	11 Sushil Kumar Goel	45370	0.04
	12 Kedar S Manekar	43500	0.04
	13 Baljeet Kaur Dhupai	40716	0.04
	14 Veena Kapoor	40330	0.04
	15 Sata Sawhney	39638	0.04
	16 Nandni Madan	38748	0.03
	17 Roopila Chopra	36778	0.03
	18 Shamsher Singh Dhupia	36249	0.03
	19 S.Venkataraman	33987	0.03
	20 Amerlal N Melwani	32600	0.03
	21 Veda Vyasa (Prof.)	31262	0.03
	22 Durga Das Chopra	27628	0.02
	23 V.Varadarajan	26157	0.02
	24 Prafulchandra K Shah	25298	0.02
	25 Narottam Sahgal	25000	0.02
	26 Gurmehar Singh Dhupia	24770	0.02
	27 Jasvantlal C Parekh	24750	0.02
	28 Dhirajlal C Parekh	24750	0.02
	29 Mehul M Shah	24150	0.02
	30 Raksha Chandiok	24101	0.02
	31 VE SP Subramanian	23898	0.02
	32 Ashish Goel	22626	0.02
	33 Saranjit Singh Dhupia	22446	0.02
	34 Om Prakash Agarwal	21224	0.02
	35 S.C.Chhabra	20858	0.02
	36 Lalgudi A Ramani	20742	0.02
	37 Madurika C Merchant	20340	0.02
	38 Kamal Sahgel	20304	0.02
	39 S.S.Dupia HUF	19235	0.02
	40 Archana Jalan	18986	0.02
	41 Gobind B Vaswani	18264	0.02
	42 Chandra M Shah	18085	0.02
	43 Shamsher Singh Dhupia	17202	0.01
	44 Shyam Sunder Dalmia	17033	0.01
	45 Rajendra Singh Lodha	16816	0.01
	46 Sukhbir S Dhupia HUF	16349	0.01
	47 Madhusudan N Shah	16037	0.01
	48 Sahiba Kaur Dhupia	15945	0.01
	49 Dharam Vir Narula	15784	0.01
	50 Sanam Harbakhsh Singh	15720	0.01
	Total	3500173	3.00

TABLE III
HOLDINGS OF OFFICE-BEARERS AS ON 28.06.2002

Names, of Director, Managing Director, Chairman , President, Secretary	Official relationship to the Company	Number of shares
(1)	(2)	(3)
Mr.TEJENDRA KHANNA	CHAIRMAN	200
MR.J.W.BALANI	DIRECTOR	-
MR.VIVEK BHARAT RAM	DIRECTOR	-
MR.D.S.BRAR	WHOLE-TIME DIRECTOR	70062
DR.P.S.JOSHI	DIRECTOR	-
MR.NIMESH KAMPANI	DIRECTOR	-
MR.V.K.KAUL	WHOLE-TIME DIRECTOR	-
DR.J.M.KHANNA	WHOLE-TIME DIRECTOR	7000
MR.VIVEK MEHRA	DIRECTOR	-
MR.T.R.MULCHANDANI	DIRECTOR	-
MR.HARPAL SINGH	DIRECTOR	-
MR.SURENDRA DAULET SINGH	DIRECTOR	2922
DR.BRIAN W.TEMPEST	WHOLE-TIME DIRECTOR	-
MR.S.K.PATAWARI	COMPANY SECRETARY	46

CERTIFIED CORRECT
FOR RANBAXY LABORATORIES LTD

(S.K.PATAWARI)
COMPANY SECRETARY

Dated : 15.07.2002

NOTE: Separate forms should completed for each class of security, e.g. debentures, preference shares, equity shares, etc. Similarly, separate forms should be completed for shares of the same class which are not identical all respects shares are identical all respects only if –

(i) they are of the same nominal value and the same amount per share has been called up.
(ii) They are entitled to dividend at the same rate and for the same period so that at the next ensuing distribution the dividend payable on each shall amount to exactly the same sum net and gross; and
(iii) They carry the same rights in all respects.

Auditors' certificate on compliance with the conditions of corporate governance under clause 49 of the listing agreements

To the members of
Ranbaxy Laboratories Limited

We have examined the compliance of conditions of corporate governance by Ranbaxy Laboratories Limited ("the Company") for the year ended on December 31, 2001, as stipulated in clause 49 of the listing agreement of the Company with the stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company, for ensuring the compliance of the conditions of the corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of corporate governance as stipulated in the abovementioned listing agreement.

We state that no investor grievances are pending for a period of exceeding one month except where disputed or sub-judice, as per the records maintained by the Shareholders/Investors Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability the Company for the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner

Place : New Delhi
Dated : April 29, 2002

L 41 Connaught Circus
New Delhi 110 001
India
T 91-11-372 3361
91-11-371 3197
F 91-11-332 9512
E NEWDELHI@walkerchandiok.com
W http://www.walkerchandiok.com

FORM NO.2

No of company: 3747
Nominal Capital : **Rs.151 Crores**

THE COMPANIES ACT, 1956

Return of Allotment
{(Pursuant to section 75(1)) }

Name of Company : **RANBAXY LABORATORIES LIMITED**

Presented by : **MR.S.K.PATAWARI, COMPANY SECRETARY**

Retun of Allotment of the : **RANBAXY LABORATORIES LIMITED**

made out on the following **
date/dates : **01.07.2002** filed with the
Registrar of Companies pursuant to section 75(1)

1. Shares allotted payable in cash:-

Class of Shares	No of Shares allotted	Nominal Amount per shares	Nominal Amount total	Amount paid on application (excluding premium	Amount paid or due and payable on allot-ment paid	Amount paid or due and payable on allot-ment due and payable	Amount of premium (if any) payable on shares	Amount of discount (If any)
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
1.Equity Shares	340	10/-	3400	-	-	-	Rs.663 (Rs. 2,25,420)	-
2.Preference Shares other than redeemable Preference Shares	-	-	-	-	-	-	-	-
3.Redeemable preference Shares	-	-	-	-	-	-	-	-

2. (a) Shares allotted for consideration otherwise than in cash)
(i) Equity Shares) Not Applicable
(ii) Preference Shares)
(iii) Redeemable Preference Shares)
*Number of Shares)
Nominal amount of shares)
Amount to be treated as paid-up on each shares)
The consideration for which such shares have been allotted)
Is as follows :
Property and assets required Rs.) Not Applicable
(Description))
Goodwill Rs.) Not Applicable
Services (give nature of service Rs.)
Other items (to be specified) Rs.

3. *Shares issued at a discount Number of shares (b)
Nominal amount of shares)
Amount of discount per shares) Not Applicable
Paid-up shares)
(A copy of the resolution for the issue of th shares at a discount with a copy of the order of the Court and also a copy of the order of the Central Government where the discount exceeds 10 per cent should be attached to this return)

** Insert date or dates of the allotment

4. Number of Bonus Shares
Nominal Amount of shares)
Amount to be treated as paid up on each shares Rs.)
(A copy of the resolution authorising the issue of the bonus shares should be attached to the return.

Names, addresses and occupation of the allottees

Date of Allotment	Name of allottee In full	Address occupation of the Allottee	Equity	No of shares allotted: Preference shares other than Redeem-able preference shares	Redeemable preference shares
(1)	(2)	(3)	(4)	(5)	(6)
01.07.2002	Mr.Rajesh Kumar A-69-A, Sector-34, Noida-201307	Service	200	-	
01.07.2002	Dr.S.S.Baukhandi C/o.Orchid Chemicals & Pharmaceuticals Ltd. 6th Floor, Crown Road, 34, Cathedral Road, Chennai-600086	Service	120	-	-
01.07.2002	Mr.Lokesh Nagpal 149, Ambika Vihar, Near GH-13/14, Paschim Vihar, New Delhi-110 087	Service	20	-	-
	Total		340		

For RANBAXY LABORATORIES LTD

Signature : (S.K.PATAWARI)

Dated: 12.07.2002 Designation: COMPANY SECRETARY

* Distinguish between preference and Equity Shares Capital specifying separately Redeemable Preference Shares, if any.

** State whether Director, Managing Director, Manager or Secretary

Note: 1. When a return includes several allotments made on different dates, the [illegible] Date of all such allotments should be entered at the top of the from pag[illegible] [illegible]d the Registration of the return should be effected within one month of the fi[illegible] [illegible]ate

2. A certificate signed by :-

<u>Director</u>
<u>Managing Director</u>
<u>Manager</u>
Or
Secretary

To the effect that the conditions, if any, imposed by the Controller of Cap[illegible]al Issues in the order consenting to the issue of the capital represented by the shares co[illegible]prised in this return have been duly complied with shall accompany this return).

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

RECNO.: Punjab HP & CHD 5770 **REG.NO. :** [illegible]/07/2002 J[illegible]003747

RANBAXY LABORATORIES LTD

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 32	DRAFT		N	500
FORM 2	DRAFT		N	500
	(MSRANA)	TOTAL		1000

N: NORMAL FEE A: ADDITIONAL FEE
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

ANNUAL RETURN

Form of Annual Return of a Co. Having a Share Capital

The Companies Act (1 of 1956)

SCHEDULE V, PART II

(See Section 159)

I. REGISTRATION DETAILS

Registration No. XX3747 State Code 16 (Refer Code List 1)

Registration Date 16 (Date) 06 (Month) 1961 (Year)

Whether shares listed on recognised Stock Exchange(s) Y-Yes, N-No: Y

If Yes, Stock exchange code (Totals) (Refer Code List 2) A 1607 B ----

AGM Held: Y (Y-Yes, N-No)

Date of AGM/ Due Date: 28 (Date) 06 (Month) 2002 (Year)

II. Name and Registered Office Address of Company

Company Name: RANBAXY LABORATORIES LIMITED

Address: A-11 INDUSTRIAL AREA SAS NAGAR

Town/City: ROPAR

State: PUNJAB Pin Code: 160055

Telephone with STD: Area Code 0172 Number XX271687

Fax Number:

Email Address: http://www.ranbaxy.com

As per Notfn. No. G.S.R. 389 (E), F. No 3/24/94—CLV, dt. 15-5-95, Dept. of Co. Affairs.

III. Capital Structure of the Company (Amount in Rs. Thousands)

Authorised Share Capital Breakup

Type of Shares	No. of Shares	Nominal Value (in Rs.)
(i) Equity	150000000	XXX10
(ii) Cumulative Preference	XX100000	XX100
Total Authorised Capital	151000.00	

Issued Share Capital Breakup

Type of Share	No. of Shares	Nominal Value (in Rs.)
(i) Equity	115895478	XXX10
(ii) Preference	—NIL—	—NIL—
Total Issued Capital	1158954.78	

Subscribed Share Capital Breakup

Type of Shares	No. of Shares	Nominal Value (in Rs.)
(i) Equity	115895478	XXX10
(ii) Preference	—NIL—	—NIL—
Total Subscribed Capital	1158954.78	

NITYANAND SINGH & CO. COMPANY SECRETARIES CP No.

Paid up Share Capital Breakup

Type of Shares	No. of Shares	Amount Paid up (in Rs.)
(i) Equity	115895478	XXX10
(ii) Preference	— NIL —	— NIL —
Total Paid up Capital	1158954.78	

Debentures Breakup

Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
(i) Non Convertible		
(ii) Partly Convertible		
(iii) Fully Convertible	N.A.	
Total Amount		

NITYANAND SINGH & CO.
CP No. 2388
COMPANY SECRETARIES

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

(1)

Name	BHARAT RAM VIVEK (Surname / Middle Name / First Name)
Nationality	I — I-Indian, F-Foreign
Date of birth	24 / 10 / 1943 (Date / Month / Year)
Designation	D — C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director
Date of Appointment	18 / 09 / 1992 (Date / Month / Year)
Date of Ceasing	— / — / —
Election Commission Identity Card No. (if issued)	

(2)

Name	BRAR SINGH DAVINDER (Surname / Middle Name / First Name)
Nationality	I — I-Indian, F-Foreign
Date of birth	21 / 08 / 1953 (Date / Month / Year)
Designation	CHIEF EXCUTIVE OFFICER & MANAGING DIRECTOR — C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director; whole time
Date of Appointment	16 02 1993 as Director; 05 / 07 / 1999 (Date / Month / Year)
Date of Ceasing	— / — / —
Election Commission Identity Card No. (if issued)	

(3)

Name	KHANNA TEJENDRA (Surname / Middle Name / First Name)
Nationality	I — I-Indian, F-Foreign
Date of birth	16 / 12 / 1938 (Date / Month / Year)
Designation	CHAIRMAN — C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director
Date of Appointment	22.09.1998 as Director; 05 / 07 / 1999 (Date / Month / Year)
Date of Ceasing	— / — / —
Election Commission Identity Card No. (if issued)	

NITYANAND SINGH & CO. COMPANY SECRETARIES CP No 23..

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

(4)

Name	BALANIWADHUMALJAIKISH AN		
	Surname	Middle Name	First Name
Nationality	F	I-Indian / F-Foreign	
Date of birth	14	11	1948
	Date	Month	Year
Designation	D	C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director	
Date of Appointment	20	11	1997
Date of Ceasing	—	—	—
	Date	Month	Year
Election Commission Identity Card No. (if issued)			

(5)

Name	JOSHISINGHPREETINDER		
	Surname	Middle Name	First Name
Nationality	I	I-Indian / F-Foreign	
Date of birth	17	11	1947
	Date	Month	Year
Designation	D	C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director	
Date of Appointment	09	05	1995
Date of Ceasing	—	—	—
	Date	Month	Year
Election Commission Identity Card No. (if issued)			

(6)

Name	MULCHANDANI RTIRTH		
	Surname	Middle Name	First Name
Nationality	I	I-Indian / F-Foreign	
Date of birth	26	03	1931
	Date	Month	Year
Designation	D	C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director	
Date of Appointment	18	09	1992
Date of Ceasing (RETIRED)	28	06	2002
	Date	Month	Year
Election Commission Identity Card No. (if issued)			

For RANBAXY LABORATORIES LTD.

Company Secretary

NITYANAND SINGH & CO. COMPANY SECRETARIES CP No 2388

For RANBAXY LABORATORIES LTD.

VKK

EXECUTIVE VICE PRESIDENT-FINANCE & CORPORATE SERVICES AND WHOLE TIME DIRECTOR

( )

IV. Directors/Manager/Secretary Information (Contd.)

(4)

Residential Address	COMPAS LE LA VICTORIA
	3
Town / City	MALAGA
District	
State	SPAIN
Pin Code	

(5)

Residential Address	MAHARAJ SWAN SINGH
	CHARITABLE HOSPITAL
Town / City	BEAS
District	
State	PUNJAB
Pin Code	143201

(6)

Residential Address	3 SILVAN 21 ROCHE 21
	CARMICHAEL ROAD
Town/City	MUMBAI
District	
State	MAHARASHTRA
Pin Code	400026

For RANBAXY LABORATORIES LTD.

*Note : Additional Sheets may be attached if needed.

Company Secretary

For RANBAXY LABORATORIES LTD.

PRESIDENT-FINANCE & CORPORATE ... WHOLE TIME DIRECTOR

VKK

NIRMAND SINGH & CO. CP No 2388 COMPANY SECRETARIES

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

(7)

Name: S I N G H _ A M A R I N D E R
Surname / Middle Name / First Name

Nationality: I (I-Indian, F-Foreign)
Date of birth: 11 03 1942 (Date / Month / Year)

Designation: D
C-Chairman cum Managing Director
W-Whole Time Director, S-Secretary, R-Manager
D-Director, M-Managing director

Date of Appointment: 23 12 1983 (Date / Month / Year)
Date of Ceasing: 13 05 2002 (Date / Month / Year)

Election Commission Identity Card No. (if issued):

---

(8)

Name: K H A N N A _ D R _ J A G _ M O H A N
Surname / Middle Name / First Name

Nationality: I (I-Indian, F-Foreign)
Date of birth: 05 07 1941 (Date / Month / Year)

Designation: W
C-Chairman cum Managing Director
W-Whole Time Director, S-Secretary, R-Manager
D-Director, M-Managing Director

Date of Appointment: 15 10 1996 (Date / Month / Year)
Date of Ceasing: — — — (Date / Month / Year)

Election Commission Identity Card No. (if issued):

---

(9)

Name: K A U L _ K U M A R _ V I N A Y
Surname / Middle Name / First Name

Nationality: I (I-Indian, F-Foreign)
Date of birth: 06 04 1944 (Date / Month / Year)

Designation: W
C-Chairman cum Managing Director
W-Whole Time Director, S-Secretary, R-Manager
D-Director, M-Managing Director

Date of Appointment: 10 06 1997 (Date / Month / Year)
Date of Ceasing: — — — (Date / Month / Year)

Election Commission Identity Card No. (if issued):

For RANBAXY LABORATORIES LTD.

Company Secretary

NITYANAND SINGH & CO. COMPANY SECRETARIES CP No 2388

For RANBAXY LABORATORIES LTD.

EXECUTIVE VICE PRESIDENT-FINANCE & CORPORATE SERVICES AND WHOLE TIME DIRECTOR

IV. Directors/Manager/Secretary Information (Contd.)

Residential Address	MAHARAJA
	NEW MOTI BAGH PALACE
Town / City	PATIALA
District	
State	PUNJAB
Pin Code	147001

Residential Address	J-1/23 DLF QUTAB
	ENCLAVE PHASE-II
Town / City	GURGAON
District	
State	HARYANA
Pin Code	122007

Residential Address	8202 & 8204 B-11
	VASANT KUNJ
Town/City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110070

For RANBAXY LABORATORIES LTD.

Note : Additional sheets may be attached if needed.

For RANBAXY LABORATORIES LTD.

Company Secretary

NITYANAND SINGH & CO. CP No 2388 COMPANY SECRETARIES

EXECUTIVE VICE PRESIDENT-FINANCE & CORPORATE SERVICES AND WHOLE TIME DIRECTOR

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

Name: SINGH DAULET SURENDRA
(Surname / Middle Name / First Name)

Nationality: I (I-Indian, F-Foreign) — Date of birth: 04 06 1942 (Date / Month / Year)

Designation: D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)

Date of Appointment: 01 08 1997 (Date / Month / Year) — Date of Ceasing: — — —- (Date / Month / Year)

Election Commission Identity Card No. (if issued):

Name: KAMPANI N NIMESH
(Surname / Middle Name / First Name)

Nationality: I (I-Indian, F-Foreign) — Date of birth: 30 09 1946 (Date / Month / Year)

Designation: D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)

Date of Appointment: 20 11 1997 (Date / Month / Year) — Date of Ceasing: — — —- (Date / Month / Year)

Election Commission Identity Card No. (if issued):

Name: DHILLON SINGH GURINDER
(Surname / Middle Name / First Name)

Nationality: I (I-Indian, F-Foreign) — Date of birth: 01 08 1955 (Date / Month / Year)

Designation: D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director) (Alternate Director to Mr. J. N. Balaw)

Date of Appointment: 15 04 1999 (Date / Month / Year) — Date of Ceasing: — — —- (Date / Month / Year)

Election Commission Identity Card No. (if issued):

For RANBAXY LABORATORIES LTD.

Company Secretary

NITYANAND SINGH & CO. CP No 2388 COMPANY SECRETARIES

For RANBAXY LABORATORIES LTD.

EXECUTIVE VICE PRESIDENT-FINANCE & CORPORATE SERVICES AND WHOLE TIME DIRECTOR

VKK

( )

IV. Directors/Manager/Secretary Information (Contd.)

Residential Address	FLAT NO 2, 11 AURANGZEB
	ROAD
Town / City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110011

Residential Address	123 MAKER TOWER-B
	12TH FLR CUFFE PARADE
Town / City	MUMBAI
District	
State	MAHARASHTRA
Pin Code	400005

Residential Address	H. NO 139 SECTOR-84
	CHANDI GARH
Town/City	
District	
State	UNION TERRITORY
Pin Code	

Note : Additional Sheets may be attached if needed.

For RANBAXY LABORATORIES LTD.

Company Secretary

NITYANAND SINGH & CO. CP No 2388 COMPANY SECRETARIES

For RANBAXY LABORATORIES LTD.

EXECUTIVE VICE PRESIDENT-FINANCE & CORPORATE SERVICES AND WHOLE TIME DIRECTOR

VKK

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

Name	M E H R A V I V E K (Surname / Middle Name / First Name)
Nationality	I (I-Indian, F-Foreign)
Date of birth	21 / 04 / 1955 (Date / Month / Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)
Date of Appointment	09 / 07 / 2001 (Date / Month / Year)
Date of Ceasing	— / — / —
Election Commission Identity Card No. (if issued)	

Name	T E M P E S T N (D R) B R I A N (Surname / Middle Name / First Name)
Nationality	F (I-Indian, F-Foreign)
Date of birth	13 / 06 / 1947 (Date / Month / Year)
Designation	W (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	09 / 07 / 2001 (Date / Month / Year)
Date of Ceasing	— / — / —
Election Commission Identity Card No. (if issued)	

Name	P A T A W A R I K U M A R S U S H I L (Surname / Middle Name / First Name)
Nationality	I (I-Indian, F-Foreign)
Date of birth	15 / 06 / 1955 (Date / Month / Year)
Designation	S (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	21 / 09 / 1995 (Date / Month / Year)
Date of Ceasing	— / — / —
Election Commission Identity Card No. (if issued)	

For RANBAXY LABORATORIES LTD.

Company Secretary

NITYANAND SINGH & CO. CP No. 2388 COMPANY SECRETARIES

For RANBAXY LABORATORIES LTD.

EXECUTIVE VICE PRESIDENT-FINANCE & CORPORATE SERVICES AND WHOLE TIME DIRECTOR

VKK

IV. Directors/Manager/Secretary Information (Contd.)

Residential Address	B-31/4 NEW FRIENDS
	COLONY
Town / City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110065

Residential Address	BHARGAVA FARMCHANDAN
	HOLA CHATTARPUR ROAD
Town / City	CHATTARPUR NEW DELHI
District	
State	NCT OF DELHI
Pin Code	

Residential Address	14/84 IST FLOOR
	VIKRAM VIHAR LAJPAT
Town/City	NAGAR-IV NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110024

For RANBAXY LABORATORIES LTD.

*Note : Additional Sheets may be attached if needed.

Company Secretary

NITYANAND SINGH & CO. COMPANY SECRETARIES CP No 2388

For RANBAXY LABORATORIES L[illegible]

EXECUTIVE [illegible] FINANCE & CORPORATE SERVICES [illegible] TIME DIRECTOR

VKK

IV. Directors/Manager/Secretary Information (Contd.)

Residential Address: 23/24 MAULSARI AVENUE
WESTEND GREEN FARMS

Town / City: PHASE-I RAJOKARI
NEW DELHI

District:

State: NCT OF DELHI

Pin Code: 110038

Residential Address: GREEN FIELDS FARM
GADAIPUR-JAUNAPUR ROAD
VILLAGE- JAUNAPUR

Town / City: TEHSIL MEHRAULI NDELHI

District:

State: NCT OF DELHI

Pin Code: 110030

Residential Address: D-1/47 VASANT VIHAR
NEW DELHI

Town/City:

District:

State: NCT OF DELHI

Pin Code: 110057

---

*Note : Additional Sheets may be attached if needed.

NITYANAND SINGH & CO. COMPANY SECRETARIES CP No 2388

V. Details of Shares/Debentures Held at Date of AGM*

Ledger Folio of Share/Debenture Holder

Share/Debenture Holder's Name — Surname / Middle Name / First Name

Father's/Husband's Name

Type of Share/ Debenture — 1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

Number of Shares/ Debentures Held/ Stock, if any — Amount per Share (in Rs.)

Ledger Folio of Share/Debenture Holder

Share/Debenture Holder's Name — Surname / Middle Name / First Name

Father's Husband's Name

Type of Share/ Debenture — 1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

Number of Shares/ Debentures Held/ Stock, if any — Amount per Share (in Rs.)

As per copy of role attached

Ledger Folio of Share/Debenture Holder

Share/Debenture Holder's Name — Surname / Middle Name / First Name

Father's/Husband's Name

Type of Share/ Debenture — 1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

Number of Shares/ Debentures Held/ Stock, if any — Amount per Share (in Rs.)

*Note : Seperate sheet may be attached if needed. If number of such share holders exceed 10, if so desired a text file may be submitted on a floppy or a cartridge tape in the format given in Annexure-III.

COMPANY SECRETARY CP No 2302

V. Details of Shares/Debantures held at date of AGM (Contd.)

Address

Town/City

District

State

Pin Code

Address

Town/City

District

State

Pin Code

As per cartiage Tape attached

Address

Town/City

District

State

Pin Code

NITYANAND SINGH & CO. COMPANY ... CP No. ...

VI. Details of Shares/Debentures Transfers since Date of last AGM

(or in the case of the first return at any time since the incorporation of the company)*

Date of Previous AGM 29 (Date) 06 (Month) 2001 (Year)

Date of Registration of Transfer of Shares ☐☐ Date ☐☐ Month ☐☐☐☐ Year

Type of transfer ☐ 1-Equity, 2-Preference Shares. 3-Debentures, 4-Stock

Number of Shares/ Debentures Transferred ☐☐☐☐☐☐ Amount per Share (in Rs.) ☐☐☐☐☐☐

Ledger Folio of Transferror ☐☐☐☐☐☐

Transferror's Name: Surname / Middle Name / First Name

Ledger Folio of Transferee ☐☐☐☐☐☐

Transferee's Name: Surname / Middle Name / First Name

Date of Registration of Transfer of Shares ☐☐ Date ☐☐ Month ☐☐☐☐ Year

Type of transfer ☐ 1-Equity, 2-Preference Shares. 3-Debentures, 4-Stock

Number of Shares/ Debentures Transferred ☐☐☐☐☐☐ Amount per Share (in Rs.) ☐☐☐☐☐☐

Ledger Folio of Transferror ☐☐☐☐☐☐

Transferrore,s Name: Surname / Middle Name / First Name

Ledger Folio of Transferree ☐☐☐☐☐☐

Transferree's Name: Surname / Middle Name / First Name

---

*Note Seperate sheet may be attached if needed. If number of such transactions exceed 10, if so desired a tax file may be submitted on a floppy or a cartridge tape in the format given in Annexure-IV.

( )

VII. Indebtedness of the Company

(Amount in Rs. Thousands) [Secured Loans including interest outstanding/ accrued but not due for payment]

Amount Rs. XXX511464 as on 31.12.2001

VIII. Equity Share Capital Breakup (Percentage of Total Equity)

(i) Govt. [Central & State(s)]

(ii) Govt. Companies

(iii) Public Financial Institutions

12.714

(iv) Nationalised/Other Banks

0.19

(v) Mutual Funds

2.83

(vi) Venture Capital

For RANBAXY LABORATORIES LTD.

(vii) Foreign Holdings (FIIs/FCs/ FFIs/NRIs/OCBs) (GDRs)

30.47

(viii) Bodies Corporate (Not Mentioned Above)

Company Secretary

29.96

(ix) Directors/Relatives of Directors

0.15

(x) Other top 50 Share Holders [Other than those listed above]

3.00

For NITYANAND SINGH & CO.
COMPANY SECRETARIES

NITYANAND SINGH (PROP.)

NITYANAND SINGH & CO. CP No. 2388 COMPANY SECRETARIES

We certify that :

(a) the return status the facts as they stood on the date of the annual general meeting aforesaid, correctly and completely :

(b) since the date of the last annual return the transfer of all shares, debentures, the issue of all further certificates of shares and debentures have been appropriately recorded in the books maintained for the purpose ;

(c) the whole of the amount of dividend remaining unpaid or unclaimed for a period of ~~three~~ Seven years from the date of transfer to the special account has been transferred to the ~~General Revenue Account~~ Investor Education & Protection Fund of the Central Government as required under sub-section (5) of Section 205 A ;

(d) the company has not, since the date of the annual general meeting with reference to which the last return was submitted, or in the case of a first return, since the date of the incorporation of the company, issued any invitation to the public to subscribe for any shares or debentures of the company ;

(e) where the annual return discloses the fact that the number of members of the company exceeds fifty, the excess consists wholly of persons who under sub-clause(1) section 3 are not to be included in the reckoning the number of fifty.

(f) since the date of annual general meeting with reference to which the first return was submitted or in the case of a first return since the date of the incorporation of the private company, no public company or deemed public company has or have held twenty five percent, or more of its paid up share capital ;

(g) the company did not have an average turnover of Rs. Ten Crores or more during the relevant period ;

(h) since the date of the annual general meeting with reference to which the last annual return was submitted or since the date of incorporation of the company, if it is first return, the company did not hold twenty five percent or more of the paid up share capital of one or more public companies : and

i) the private company did not accept or renew or invite deposits from the public.

For RANBAXY LABORATORIES LTD.

Company Secretary

For RANBAXY LABORATORIES LTD.

EXECUTIVE VICE PRESIDENT-FINANCE & CORPORATE SERVICES AND WHOLE TIME DIRECTOR

VKK.

Signed

Director :

Director/Managing Director/

Manager/Secretary :

Secretary in whole time practice For NITYANAND SINGH & CO.
COMPANY SECRETARIES

CP No. :

NITYANAND SINGH (PROP.)

Note : Certificates to be given by a Director and Manager/Secretary or by two Directors where there is no manager or secretary. In the case of a company whose shares are listed on a recognised stock exchange, the certificates shall also be signed by a secretary in whole time practice.